                      APPALACHIAN POWER COMPANY
                        PUTNAM COAL TERMINAL
                  QUARTERLY REPORT PER REQUIREMENTS
              OF HOLDING COMPANY ACT RELEASE NO. 23272
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1996





                         CONTENTS


                                                             Page

Statement of Transfer Fees Charged                            1

Summary of Costs Incurred                                     2





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
                                                  APPALACHIAN POWER COMPANY
                                                     PUTNAM COAL TERMINAL
                                             STATEMENT OF TRANSFER FEES CHARGED
                                      BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1996
                                            JULY 1996                     AUGUST 1996                  SEPTEMBER 1996
                                   ----------------------------  ---------------------------- -----------------------------
                                      Tons     Fee      Amount      Tons    Fee      Amount      Tons     Fee      Amount
                                            (per ton)   (000)            (per ton)   (000)             (per ton)   (000)
                                    -------- --------  --------   ------- --------  --------   -------- --------  --------
TRANSFER FEES CHARGED

  Appalachian Power Company:(a)
    Mountaineer Plant               126,849     $2.02   $256      80,076     $2.02   $162      143,265     $2.02   $289
    Sporn Plant                                                                                  1,662     $2.02      3

  Ohio Power Company:(b)
    Amos Plant (c)                  115,135      N/A       2 (d) 115,603      N/A       2 (d)  109,150      N/A       2 (d)
    Sporn Plant                                                                                  4,229     $2.02      9
                                   -------             ----      -------            ----      -------             ----
       TOTAL                        241,984             $258     195,679             $164      258,306             $303
                                   =======             ====      =======            ====      =======             ====

(a) Excludes any return on investment since the Company's investment in the terminal is included in its rate base.
(b) Includes return on investment associated with the utilization of the terminal.
(c) Represents monthly settlement with Ohio Power Company in order to equalize the investment in the facilities that are used in common by the Amos Plant and the Putnam Coal Terminal. The settlement is based on the usage of those facilities and represents a return on investment and not a transfer fee.
(d) Estimated utilization payment.
N/A Not Applicable.
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
                           APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                           SUMMARY OF COSTS INCURRED
                BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1996

                                                                 Three
                                                                 Months
                                      JULY    AUGUST  SEPTEMBER  Ended
                                      1996     1996      1996    9/30/96
                                               (in thousands)
Salaries and Benefits                   $70       $60       $79     $209
Depreciation                             60        60        60      180
Taxes Other Than Income Taxes*           17        17        17       51
Materials and Supplies                   28         8        12       48
Electricity                              10        10        10       30
Other                                    79       107        78      264
                                      ----      ----      ----     ----
      Total**                          $264      $262      $256     $782
                                      ====      ====      ====     ====

 * Excludes FICA, Federal Unemployment and State Unemployment. These costs are reflected in salaries and benefits.
** Excludes cost of capital which is discussed in the footnotes on page 1.
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